SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 9, 2007
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 9, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

October 9, 2007
New copper, gold and molybdenum porphyry discovery
— named the Heruga Deposit — being delineated
on the Ivanhoe Mines-Entrée joint-venture concession,
immediately south of Ivanhoe’s Oyu Tolgoi Project
in southern Mongolia
Ivanhoe has earned an initial 51% interest
in the Ivanhoe Mines-Entrée Gold joint-venture properties
ULAANBAATAR, MONGOLIA — John Macken, President and CEO of Ivanhoe Mines Ltd., and Charles Forster, Ivanhoe’s Senior Vice President of Exploration, Mongolia, today announced results from eight additional drill holes on the newly discovered Heruga copper, gold and molybdenum deposit in southern Mongolia. The Heruga Deposit is on the Javkhlant license, which adjoins the southern boundary of Ivanhoe Mines’ Oyu Tolgoi copper and gold development project. The Javkhlant license is part of the Entrée-Ivanhoe Mines joint-venture agreement area.
Mr. Forster said that the new discovery, previously referred to as the Javkhlant deposit, now has been officially named the Heruga Deposit. The name, proposed by the Buddhist Hamba Lama of Mongolia, means “supreme happiness”. The Heruga Deposit lies within the southwest-trending Oyu Tolgoi structural corridor, approximately five kilometres southwest of the high-grade centre of the Oyu Tolgoi Southwest Oyu copper and gold deposit. Drilling to date on the Heruga Deposit has delineated a 1,100-metre-long coherent zone of molybdenum-rich copper and gold mineralization. A zone of gold-rich copper mineralization lies beneath this molybdenum-rich shell.
The Heruga Deposit was discovered during exploration investigation of an Induced Polarization (IP) anomaly that defines a three-kilometre-long zone of high chargeability along a north-south strike length that is up to 1,000 metres wide. The anomaly tails northeast to the Southwest Oyu deposit on Ivanhoe’s Oyu Tolgoi Property and extends the Oyu Tolgoi structural corridor up to 15 kilometres to the south-southwest.
The presently defined Heruga Deposit is open to the east and to the south. The IP anomaly indicates that the mineralized zone also may continue to the north and to depth below the early holes drilled on the northern-most section, which now appears to have been stopped short of the mineralized zone.
Nineteen drill holes, including daughter holes, now have been completed or are in progress, totalling 21,000 metres on six section lines at the Heruga discovery, spaced at 200- to 300-metre intervals along a 1,400-metre strike length of the anomaly. Significant copper, gold and molybdenum mineralization has been intersected in drill holes on five contiguous sections, representing 1,100 metres of continuous strike length.
Four drill rigs are drilling on the Heruga Deposit, including a recently collared hole 200 metres south of the presently defined mineralization.

Ivanhoe now has an initial 51% interest on Ivanhoe-Entrée Gold joint-venture properties
Mr. Forster also confirmed that Ivanhoe Mines now has earned a 51% participating interest in the Ivanhoe-Entree joint venture, which covers approximately 40,000 hectares of Entrée’s 100%-owned Shivee Tolgoi Property (which includes the Javkhlant license), adjacent to Ivanhoe’s Oyu Tolgoi Property. Ivanhoe has earned the 51% interest by completing more than US$20 million of aggregate earn-in expenditures on the joint-venture properties to date. Ivanhoe intends to continue incurring earn-in expenditures in accordance with the terms of the joint-venture agreement with a view to increasing its participating interest in the project. Subject to Ivanhoe spending a total of US$35 million on exploration and/or development on the joint-venture properties prior to November 2012, Ivanhoe will earn:
•	a 80% participating interest in all minerals extracted below a sub-surface depth of 560 metres on the optioned property; and
•	a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.
Ivanhoe also owns approximately 15% of the outstanding shares of Entrée Gold. Ivanhoe’s strategic partner in the development of the Oyu Tolgoi Project, Rio Tinto, owns approximately 16% of the outstanding shares of Entrée Gold.
Highlights of the drilling
Hole EJD0015 intersected 512 metres grading 0.47g/t gold, 0.37% copper and 91 ppm molybdenum, starting at 856 metres down hole, including 122 metres grading 0.96g/t gold, 0.30% copper and 8 ppm molybdenum starting at 1,246 metres down hole. Hole EJD0015 is 300 metres south of previously announced hole EJD0007, which intersected 242 metres grading 0.13 g/t gold, 0.63% copper and 329 ppm molybdenum, starting at 898 metres down hole. A daughter hole, EJD0015A, being drilled approximately 100 metres east of hole EJD0015, is currently at a down-hole depth of 1,308 metres and has been in moderate copper mineralization similar to hole EJD0015 from a down-hole depth of 1,050 metres.
Three hundred metres south of hole EJD0015, hole EJD0014 intersected 298 metres of moderate mineralization averaging 0.29 g/t gold, 0.62% copper and 229 ppm molybdenum starting at 636 metres down hole. The hole passed through a fault at 934 metres which down drops weaker mineralization along the west side of the deposit. To date, no drill holes have been collared east of EJD0014 on this section.
A further 300 metres south of hole EJD0014, hole EJD0012 intersected 166 metres grading 0.28 g/t gold, 0.85% copper and 422 ppm molybdenum, starting at 620 metres down hole. Two hundred metres east of EJD0012, hole EJD0013 was collared to test down-dip to the east. Hole EJD0013 intersected 454 metres averaging 1.43 g/t gold, 0.50% copper and 178 ppm molybdenum, starting at 790 metres down hole. This intersection includes 164 metres grading 2.92 g/t gold, 0.64% copper and 199 ppm molybdenum starting at 994 metres down hole, including a single, 2-metre interval of 51.6 g/t gold, 0.77% copper and 20 ppm molybdenum and 42 metres grading 2.35 g/t gold, 0.33% copper and 9 ppm molybdenum starting at 1,202 metres down hole.
A daughter hole was cut from hole EJD0013 at a depth of 600 metres to test for mineralization between 80 and 100 metres up dip. This daughter hole, EJD0013A, intersected 294 metres averaging 0.55 g/t gold, 0.52% copper and 183 ppm molybdenum starting at 800 metres down hole, including 68 metres averaging 1.26 g/t gold, 0.62% copper and 101 ppm molybdenum from 970 metres down hole. A second daughter hole, EJD0013B, is being drilled down-dip of EJD0013 and is at a current depth of 1,095 metres. This hole has been in visually moderate to strong chalcopyrite mineralization since a down-hole depth of 980 metres. Assays have been received down to a depth of 776 metres, with the bottom 62 metres averaging 0.28/t gold, 0.69% copper and 263 ppm molybdenum.

In the southern-most section, 200 metres south of holes EJD0012 and EJD0013, hole EJD0009 intersected 501 metres averaging 0.30 g/t gold, 0.50% copper and 183 ppm molybdenum starting at 662 metres down hole, and included 305 metres grading 0.41 g/t gold, 0.58% copper and 223 ppm molybdenum starting at 853 metres and continuing to the bottom of the hole. Hole EJD0017A, a re-drill of hole EJD0017 from 509 metres, was collared 200 metres east of EJD0009. The hole, which is drilling at a down-hole depth of more than 1,300 metres in visually strong chalcopyrite with minor bornite mineralization, has intersected 334 metres, starting at 740 metres down hole, grading 0.32 g/t gold, 0.63% copper and 269 ppm molybdenum, including 106 metres averaging 0.31 g/t gold, 0.82% copper and 325 ppm molybdenum from 968 metres down hole. At a down-hole depth of 1,074 metres, the hole has intersected 36 metres of 0.81g/t gold, 0.72% copper and 54 ppm molybdenum, with assays pending below this. This gold-rich intersection appears to represent the start of a gold-rich zone lying below a clearly defined molybdenum shell delineated in holes EJD0009 and EJD0017A.
The actual true thickness of the individual intersections is not clearly understood at this early stage in the exploration as the full geometry and orientation of the deposit is not fully defined. On sections where two or more drill holes have intersected mineralization, such as EJD0009 and EJD0017A, the apparent thickness or horizontal width of the zone extending from a known geological fault boundary to 100 metres east of the eastern most hole, EJD0017A, is at least 400 metres, with a vertical extent of up to 500 metres. On sections, where only one hole has intersected the zone, such EJD0007 and EJD0014, and no holes have been drilled on the eastern side, it is not yet possible to determine the true thicknesses and depths of the intersections, or the orientation of the mineralization.
Discussion of the drilling results
The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend. While no age dating has been done yet on this mineralization, the deposit is hosted by late-Devonian basaltic volcanics and quartz monzodiorite that are nearly identical to the host rocks of the Oyu Tolgoi deposits. The structural corridor that bounds the Heruga Deposit also is flanked by Devonian and Carboniferous volcanic rocks similar to the Oyu Tolgoi structural corridor. The three-kilometre stretch between Southwest Oyu and Heruga is cut by two east, north-east-trending, late block faults that appear to have down dropped the intervening ground, and perhaps the southern continuation of the gold-rich Southwest Oyu deposit, toward the newly discovered Heruga deposit.
In all, the Oyu Tolgoi trend, including the Heruga Deposit and an area of lower-grade copper and gold mineralization — known as the Airport North zone (discovered in 2006), approximately ten kilometres northeast of the Hugo Dummett deposit and on the same structural corridor — now has a strike length in excess of 20 kilometres. In addition, the “trend” has been well defined by the regional gradient array IP surveys conducted by Ivanhoe’s geophysical team led by the company’s chief geophysicist, Grant Hendrickson, P.Geo. The IP has located four chargeability anomalies along the trend line extending approximately 15 kilometres south southwest into Ivanhoe’s 100%-owned exploration tenements from the Heruga discovery, which are untested by drilling.
The Heruga Deposit has been cut longitudinally by a north-south fault, referred to as the Bor Tolgoi Fault, with an apparent 500-metre, west side down-sense of movement. The most northerly intersection into the deposit in hole EJD0007 is clearly on the west side of this fault. Three hundred metres to the south of hole EJD0007, hole EJD0011 intersected the same fault at a depth of 550 metres and intersected molybdenum-rich mineralization starting at 1,008 metres grading 0.31 g/t gold, 0.45% copper and 212 ppm molybdenum, also on the west side of the fault. Holes EJD0015 and 0015A, collared 200 metres to the east of hole EJD001, are clearly on the east side of the fault and have intersected strong gold mineralization underlying the molybdenum-rich zone. The 298-metre intersection in hole EJD0014, a further 300 metres south of hole EJD0015, also was cut off at the bottom by the same fault, while the 166-metre intersection in hole EJD0012 was similarly cut off by the Bor Tolgoi fault.
Lying beneath the presently defined 1,100-metre-long zone of molybdenum-rich copper, gold mineralization is a gold-rich zone of mineralization as defined in EJD0015, EJD0013 and EJD0017A. The potential for a continuation of this gold-rich mineralization north to EJD0007, on the east side of the Bor Tolgoi Fault, is a clear exploration target that will be tested with future drill holes, as will the entire eastern side of the deposit east of the current drill holes. The potential southern strike extent is now being tested with a recently started hole, EJD0019, collared 200 metres south of EJD0017A.

Table of selected mineralized intervals from the Heruga deposit

Hole Number	From	To	Interval	Au	Cu	Mo	Cu Eq*
	(m)	(m)	(m)	(g/t)	(%)	(ppm)	(%)

EJD0007	898	1140	242	0.13	0.63	329	1.00
including	898	940	42	0.11	0.65	181	0.88
including	940	1042	102	0.14	0.81	443	1.29
including	988	1020	32	0.15	1.01	644	1.67
	1056	1072	16	0.20	0.87	491	1.42
	1154	1308	154	0.24	0.46	172	0.76
including	1154	1190	36	0.18	0.64	297	1.01
including	1222	1308	86	0.33	0.49	162	0.84

EJD0009	662	1163	501	0.30	0.50	183	0.85
including	858	1163.2	305.2	0.41	0.58	223	1.03
including	894	946	52	0.34	0.72	419	1.30
including	968	1102	134	0.56	0.71	257	1.30
including	998	1040	42	0.65	0.89	327	1.59
including	1134	1163.4	29.4	0.51	0.59	116	1.01

EJD0011 *	1008	1266	258	0.31	0.45	212	0.83
including	1008	1044	36	0.25	0.71	472	1.28
including	1190	1220	30	0.62	0.65	269	1.28
including	1234	1266	32	0.56	0.67	149	1.15
	1486	1552	66	0.66	0.68	77	1.16
	1580	1620	40	0.63	0.52	34	0.95

EJD0012	620	786	166	0.28	0.85	422	1.39
	954	962	8	7.07	0.14	5	4.63

EJD0013 *	790	1244	454	1.43	0.50	178	1.56
including	790	854	64	0.24	0.83	456	1.38
including	874	906	32	0.23	0.88	414	1.38
including	994	1158	164	2.92	0.64	199	2.67
including	1128	1130	2	51.6	0.77	20	33.52
	1158	1186	28	1.20	0.30	9	1.07
	1202	1244	42	2.35	0.33	9	1.83

EJD0013A *	634	800	166	0.23	0.40	153	0.68
	800	1094	294	0.55	0.52	183	1.03
including	800	828	28	0.17	0.95	500	1.49
including	862	1068	206	0.71	0.57	167	1.16
including	970	1038	68	1.26	0.62	101	1.51
including	1080	1094	14	0.69	0.72	392	1.50

EJD0013B *	602	608	6	0.05	0.93	420	1.32
	716	778	62.0	0.28	0.69	263	1.10
	778	1024		pending

EJD0014 *	636	934	298	0.29	0.62	229	1.00

EJD0015 *	856	1368	512	0.47	0.37	91	0.75
	936	1002	66	0.44	0.60	235	1.09
	1174	1198	24	0.98	0.61	113	1.33
	1246	1368	122	0.96	0.30	8	0.91

EJD0015A *	726	902	176	0.16	0.31	71	0.47
	902	1008	106	pending

EJD0017A *	740	1074	334	0.32	0.63	269	1.06
Including	764	778	14	3.08	0.31	54	2.31
	968	1074	106	0.31	0.82	325	1.29
	1074	1110	36	0.81	0.72	54	1.28
	1110	1204		pending
* Note: Copper Equivalent estimated using $1.15/lb copper, $500/oz gold and $10/lb molybdenum .
* Additional to Entrée Gold’s release dated October 3, 2007.

Additional drill results and sections from the Heruga Deposit will be posted to the Ivanhoe Mines website at www.ivanhoemines.com.
Qualified Persons
Charles Forster, P.Geo., Ivanhoe Mines’ Oyu Tolgoi Exploration Manager, Stephen Torr, P. Geo., Ivanhoe Mines’ Chief Resource Geologist, and Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, all qualified persons as defined by NI 43-101, supervised the preparation of the information in this release. SGS Mongolia Llc. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Commercially prepared standards with molybdenum values equivalent to the grades encountered in the Heruga Deposit drill holes and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Ivanhoe Mines Investors Relations: Bill Trenaman; Media: Bob Williamson +1.604.688.5755
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